David J. Levine Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4935 Main 212.407.4000 Fax 212.818.1184 dlevine@loeb.com

July 29, 2016

Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	AzurRx BioPharma, Inc.
Registration Statement on Form S-1
Filed July 13, 2016
File No. 333-212511

Dear Ms. Hayes:

On behalf of our client, AzurRx BioPharma, Inc., a Delaware corporation (the “Company”), we transmit herewith for submission to the Securities and Exchange Commission (the “Commission”) the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Form S-1”). The Amended Form S-1 is being filed to, among other things, respond to the comments set forth in the Staff’s letter dated July 26, 2016 (the “Staff’s Letter”). In order to facilitate your review of the Amended Form S-1, we have restated and responded, on behalf of the Company, to the comment set forth in the Staff’s Letter.  In addition, we have also responded below to comment no. 4 from the Staff’s June 30, 2016 comment letter.

Notes to the Consolidated Financial Statements Note 10 – Original Issue Discounted Convertible Notes, page F-17
Comment:
1.           You state in your response to comment 3 that the change in the fair value of the embedded conversion option was not at least 10 percent of the carrying amount of the original debt. Please provide us an analysis supporting this statement including the estimated conversion price based on a 20% discount to the pre-money IPO valuation and the significant assumptions you used to calculate the fair value of the embedded conversion options.

Response:  The Company did not analyze the Discounted Convertible Notes (“ODCN”) based on a 20% discount to the pre-money IPO valuation as this price was and is unknown. The Company used the ceiling for the ODCN conversion price of $6.45, which would be the worst-case scenario from the perspective of the ODCN holders. Other assumptions used in valuing the embedded conversion feature of the ODCN were a stock price of $2.16 (estimated at December 31, 2015), a risk-free rate of 0.49%, an average 3-month term left, a volatility of 112%, and no dividends. Assumptions used in valuing the embedded conversion feature of the New Discounted Convertible Notes (“NDCN”) were a conversion price of $4.65, a stock price of $2.16 (estimated at December 31, 2015), a risk-free rate of 0.49%, a 6-month term to expected IPO and mandatory conversion, a volatility of 112%, and no dividends. The NDCN includes a mandatory conversion feature whereby if the Company consummates an IPO or obtains a public listing, the conversion is calculated based on the principal multiplied by 1.25.

Comment No. 4 from the Staff’s June 30, 2016 comment letter:
4.           Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your convertible debt and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including beneficial conversion features.

Response: The common stock fair values underlying the Company’s convertible debt and estimated offering price were determined based on independent market conditions existing at the time of each event. The conversion feature and conditions under the Company’s convertible debt were valued considering the Company had approximately $8.2 million in debt and no publicly traded equity. The IPO offering price contemplates registered shares, and no debt. Further, the Company initiated advancements on its lead clinical trial program through an Australian clinical trial approval and ethics committee approval during the intervening period. The pricing of the Company’s IPO may result in the recognition of a beneficial conversion feature on the Company’s convertible debt in its next interim reporting period, prior to the conversion upon the IPO.

Should you have any questions concerning any of the foregoing please contact the undersigned at (212) 407-4923.

Sincerely,

/s/ David Levine

David Levine
Partner